REPORT TO SHAREHOLDERS

We are pleased to present the 2001 first quarter financial report of Centurion Energy International Inc. In Tunisia, activities focused on continuing our development/ appraisal plans for the Al Manzah field; while in Egypt, the Company made significant progress to tie-in gas from the El Wastani field and finalized plans to begin an aggressive drilling program of up to seven wells in the El Manzala Concession.

Earnings and cash flow from operations were both strongly affected by decreased production due to Centurion¹s decision to shut-in the Al Manzah field. On January 12, 2001, the Al Manzah -2 well, which produced in excess of 350,000 barrels over four months in 2000, was shut-in to conserve reservoir energy prior to Centurion drilling Al Manzah -3, the second development well, on the eastern flank of the structure. Al Manzah -3 was spudded on February 21, 2001 and suspended drilling on April 5, 2001 when the drilling rig¹s rotary system failed. We expect the comprehensive overhaul of the rig¹s rotary system to be completed and drilling to resume within 30 days. The drilling rig failure was unfortunate for Centurion as,at the time of the equipment failure, the well had reached the top of the target zone, the Bou Dabbous, and hydrocarbon shows were detected in the drilling fluids.

Earnings for Q1/2001 were $ 1,033,000 ($0.02 per share) compared to $2,068,000 ($0.03 per share) for Q1/2000. Cash flow from operations for Q1/2001 was $2,443,000 ($0.04 per share) compared to $4,242,000 ($0.07 per share) for Q1/2000.

Operating Highlights

TUNISIA

Al Manzah Field

On February 9, 2001, Centurion received formal notice from ETAP (the Tunisian national oil company) that it elected not to back-in for 50% of Centurion¹s Al Manzah field. As a result, Centurion¹s working interest in the field will be 75%. By Agreement, ETAP is responsible for reimbursement of its share of the drilling costs of Al Manzah -1 and -2 wells.

Current field operations are centered on completing drilling operations for Al Manzah -3, where production is expected to resume pending drilling success of this well.

Grombalia Permit

A 100 km 2D seismic program in the southern portion of the Grombalia permit has begun. The seismic acquisition program will help to further define existing prospects and finalize drilling locations. We expect to spud a well in the fourth quarter of 2001.

Other Producing Fields

Production from Centurion¹s other three producing fields continued at forecasted levels and averaged 3,200 bopd (gross) and 1,570 bopd (net) during Q1/2001

Ezzaouia Field Optimization Study & Deep Triassic Prospect

A field optimization study for the Ezzaouia field commenced during Q4/2000 to identify additional development locations and to maximize ultimate field reserve recovery. Re-mapping of the producing Jurassic formation using existing 2D seismic identified several fault blocks with additional primary recovery potential. A 3D seismic acquisition program is being prepared to further define Jurassic in-fill drilling locations and to gain additional structural data on Centurion¹s deep Triassic prospect.

El Biban Electric Power Project (SEEB)

Through its wholly-owned subsidiary, Societe d¹Electricite d¹El Bibane (SEEB), Centurion plans to build a 25 megawatt natural gas powered electrical generation plant in Tunisia. The plant will utilize natural gas currently being flared at the El Biban and Ezzaouia fields. Estimated cost of the project is US $27 million. Since year-end, Centurion has signed a joint development agreement with Caterpillar Power Ventures Inc. which will participate in the SEEB project for a 50% interest.

Contracts have been signed for the purchase of the power turbines, for plant engineering, procurement and construction, and for construction of the transmission line. Terms of the power purchase agreement have been agreed with STEG, the Tunisian national power utility company, and final concession agreements with the Tunisian Ministry of Industry are at an advanced stage. Negotiations for 70% project debt financing are well advanced with a consortium of international banks. The due diligence review by the banks is underway with financial closing expected by mid-2001.

EGYPT

El Manzala Concession

In accordance with our decision to aggressively develop and explore the El Manzala Concession, Centurion spudded its first exploration well in the El Wastani area in the northern sector of the concession on April 20, 2001. At the time of writing, the El Wastani East -1 exploration well is at a depth of approximately 2,000 metres. Estimated total depth of this well is 3,050 metres in the Abu Madi sands.

Discovered gas can be tied into Centurion¹s El Wastani gathering facility which is expected to be complete by mid-year. The El Wastani gas gathering facility will consist of two pipelines to carry gas and condensate to the Abu Madi facilities, 28 km to the west. Right-of-way permitting is currently being completed with construction anticipated to commence in early to mid June. The pipelines are sized to accommodate new gas from future discoveries in the El Wastani area.

First production and cash flow from the El Wastani field is expected by mid 2001. Initial production from the field is expected to be 2,300 boepd.

Once the El Wastani East -1 well has been drilled and tested, the rig will move south to the Gelgel prospect near Centurion¹s 1998 Abu Monkar discovery. We have contracted to drill a minimum of two wells in the Abu Monkar area. Pending results, up to four additional wells will be drilled on the Concession, two in the north (El Wastani area) and two in the south (Abu Monkar area). With success at the Gelgel prospect, the Company will initiate plans for the design and construction of a 55 km pipeline to the main gathering line along the Suez Canal. Centurion plans to complete full development of the Abu Monkar area by the end of 2002.

The full cost of the program is estimated to be US $50 million over eighteen months. Centurion has entered into agreements with the service providers to defer payments over a two-year period, and has been offered financing by a European bank for the cost of the pipelines. The bank is carrying out due diligence and Centurion expects financial closing by the end of July 2001. This innovative financing arrangement can be serviced from cash flow from existing corporate production and will result in no shareholder dilution.

Performance Highlights
(For the three months ending March 31)
(Canadian dollars)

	2001	2000
Oil and gas sales ($mm)	4.1	5.7
Sales price per bbl ($)	31.30	35.87
Cash flow ($mm)	2.4	4.2
Per share ($) basic and fully diluted	0.04	0.07
Earnings ($mm)	1.0	2.1
Per share ($) basic and fully diluted	0.02	0.03
Shares outstanding (mm)	62.3	61.2
Production (average bopd)	1,570	1,880
Total production (mbbls)	141,000	171,000

Said S. Arrata
President & Chief Executive Officer

May 29, 2001 Calgary, Alberta

MANAGEMENT¹S DISCUSSION AND ANALYSIS

The following discussion and analysis addresses operations for the quarter ended March 31, 2001 and should be read in conjunction with Management¹s Discussion and Analysis provided in the 2000 Annual Report.

Revenue

Oil and gas sales, net of royalties for Q1/2001 amounted to $4,099,000 compared to $5,664,000 for Q1/2000. The decrease results from a 18% reduction in production primarily related to the shut-in of the Al Manzah field and from a 13% drop in oil prices.

Royalty Expense

Royalty expense for Q1/2001 was $314,000 ($2.23 per bbl) compared to $469,000 ($2.75 per bbl) for Q1/2000. The reduction in the rate per barrel relates to the reduction in oil price and lower Al Manzah production resulting in a lower average royalty rate.

Operating Expense

Operating expense for Q1/2001 amounted to $765,000 ($5.43 per bbl) compared to $1,066,000 ($6.23 per bbl) for Q1/2000. Per barrel operating costs include a component of district office overhead. The decrease in per barrel rate is indicative of improved operating efficiency.

Net Back

The net back on Company production (revenue less royalties and operating costs) was $3,334,000 ($23.65 per bbl) for Q1/2001 compared to $4,598,000 ($26.89 per bbl) for Q1/2000. The decrease in net back is mainly due to lower oil prices offset by lower royalties and operating expense.

General and Administrative Expense

The expense for Q1/2001 was $487,000 compared to $308,000 for Q1/2000. The increase is due to higher prospect review costs.

Interest and Finance Costs

Centurion¹s convertible notes were all repaid or converted to common shares during 2000. As a result, there were no costs associated with these notes in Q1/2001. Interest and other costs related to the convertible notes amounted to $141,000 for Q1/2000.

Depreciation, Depletion and Amortization

The depletion provision for Q1/2001 was $959,000 ($6.80 per bbl) compared to $1,088,000 ($6.36 per bbl) for Q1/2000. The increase in the depletion provision per barrel for Q1/2001 is due to increased estimates of future capital costs for development of the Company¹s producing fields marginally offset by an increase in Centurion¹s proven reserves. Other depreciation and amortization costs relate to non-oil and gas assets.

Cash Flow and Net Earnings

Cash flow from operations for Q1/2001 was $2,443,000 ($0.04 per share) compared to $4,242,000 ($0.07 per share) for the same period in 2000.

Earnings for Q1/2001 were $1,033,000 ($0.02 per share) compared to $2,068,000 ($0.03 per share) for the same period in 2000. Decreases in both earnings and cash flow are a result of lower production levels and lower oil prices

Liquidity, Capital Resources and Capital Expenditures

Capital expenditures for the three months ended March 31, 2001 totaled $5,599,000 including $3,889,000 spent in Tunisia and $1,710,000 spent in Egypt. The expenditures in Tunisia were comprised of Al Manzah -3 drilling costs, Ezzaouia work-over costs, and costs of the El Biban electric power project, Mellita data review and general geological and geophysical programs. The expenditures in Egypt consisted of pre-drilling costs associated with the El Wastani East -1 exploration well, pipeline and other procurement costs for the El Wastani facility, and other general geological and geophysical programs.

Under the terms of Centurion¹s Normal Course Issuer Bid, the Company repurchased 2,428,500 common shares at an average price of $0.74 per share plus broker commissions to May 23, 2001. The number of shares issued and outstanding at March 31, 2001 is 62,267,487. There are 4,673,333 share options exercisable by employees, officers and directors and 1,704,546 share warrants outstanding exercisable at $1.20 per share to December 22, 2003. Cash on hand at March 31, 2001 was $6,105,000 compared to $11,536,000 at December 31, 2000. Centurion had working capital of $7,231,000 at March 31, 2001, compared to working capital of $12,390,000 at December 31, 2000.

Business Risk Assessment

There are a number of inherent risks associated with oil and gas operations and development. Many of these risks are beyond the control of management. There has been no substantial change in the business risk factors since the discussion provided in the Company¹s 2000 Annual Report.

Consolidated Balance Sheets

	As at March 31, 2001	As at December 31, 2000
(unaudited)
Assets
Current Assets
Cash	$ 6,105,000	$11,536,000
Accounts receivable	7,819,000	8,645,000
Deposits and prepaids	647,000	589,000
	14,571,000	20,770,000
Capital assets	64,248,000	60,496,000
Future tax asset	19,284,000	19,970,000
	$98,103,000	$101,236,000
Liabilities
Current liabilities
Accounts payable	$ 5,708,000	$ 5,350,000
Taxes payable	1,632,000	3,030,000
	7,340,000	8,380,000
Reinvestment reserve	5,169,000	5,249,000
Provision for site restoration costs	1,389,000	1,511,000
Deferred credit	8,246,000	8,539,000
	22,144,000	23,679,000
Shareholders(1)Equity
Capital stock	58,935,000	61,296,000
Contributed surplus	972,000	479,000
Foreign currency translation adjustment	2,729,000	3,492,000
Retained earnings	13,323,000	12,290,000
	75,959,000	77,557,000
	$98,103,000	$101,236,000

Consolidated Statements of Income and Retained Earnings
For the three months ended March 31 (Unaudited)

	2001	2000
Revenue
Oil and gas - net of royalties	$ 4,099,000	$ 5,664,000
Other income	104,000	88,000
	4,203,000	5,752,000
Expenses
Operating	765,000	1,066,000
General and Administrative	487,000	308,000
Interest	-	72,000
Amortization of discount on convertible notes	-	23,000
Amortization of deferred financing costs	-	46,000
Foreign exchange (gain) loss	(80,000)	(63,000)
Depletion, depreciation and amortization	1,017,000	1,117,000
	2,189,000	2,569,000
Income before income taxes	2,014,000	3,183,000
Income taxes
Current	588,000	44,000
Future	393,000	1,071,000
	981,000	1,115,000
Net Income for the period	1,033,000	2,068,000
Retained earnings - beginning of period	12,290,000	2,111,000
Retained earnings - end of period	$ 13,323,000	$ 4,179,000
Earnings per share	$ 0.02	$ 0.03
Diluted earnings per share	$ 0.02	$ 0.03

Consolidated Statements of Cash Flows
For the three months ended March 31 (Unaudited)

	2001	2000
Cash provided by (used in) operating activities
Net income for the period	$ 1,033,000	$ 2,068,000
Items not affecting cash
Depletion, depreciation and amortization	1,017,000	1,117,000
Increase in reinvestment reserve	-	6,000
Amortization of deferred financing costs	-	46,000
Amortization of foreign exchange loss	-	(89,000)
Amortization of discount on convertible notes	-	23,000
Future taxes	393,000	1,071,000
Cash flow from operations	2,443,000	4,242,000
Changes in non cash working capital items	(4,454,000)	(290,000)
	(2,011,000)	3,952,000
Investing activities
Petroleum and natural gas property expenditures	(5,599,000)	(1,949,000)
Changes in non-cash working capital items	4,182,000	(350,000)
	(1,417,000)	(2,299,000)
Financing activities
Redemption of convertible notes	-	(2,359,000)
Repurchase of capital stock	(1,868,000)	(21,000)
	(1,868,000)	(2,380,000)
Foreign currency translation	(135,000)	47,000
Decrease in cash	(5,431,000)	(680,000)
Cash - beginning of period	11,536,000	5,018,000
Cash - end of period	$ 6,105,000	$ 4,338,000
Cash flow from operations per share	$ 0.04	$ 0.07
Diluted cash flow from operations per share	$ 0.04	$ 0.07

Corporate Information

Officers and Key Personnel

Said S. Arrata, P.Eng.
President & Chief Executive Officer

Barry W. Swan, C.A.
Senior Vice-President & Chief Financial Officer

Dr. Hany Elsharkawi, P.Eng.
President and General Manager
Centurion Petroleum, Egypt

Keith Howells, P.Geol.
President and General Manager
Ecumed Petroleum, Tunisia

Philip Beck, P.Eng.
Vice President, Engineering & Production

Mike N. Zayat, P.Geol.
Vice President, New Business

Directors
Said S. Arrata
President & Chief Executive Officer
Centurion Energy International Inc.

Barry W. Swan
Senior Vice-President & Chief Financial Officer
Centurion Energy International Inc.

Badr Al Aiban
Chairman, Delta Oil Company

Derrick R. Armstrong
Partner, Armstrong Perkins Hudson

Gary V. Awad
Senior Advisor to Delta Oil Company
Managing Director, ThreeG Capital

Michael Miller
Chairman, Safety Boss International Ltd.

Leroy Wolbaum
International Petroleum Consultant

Main Bank
Bank of Nova Scotia Calgary Commercial Banking Centre & Main Branch
PO Box 2540, Station M 240 - 8 Avenue S.W.
Calgary, Alberta T2P 2N7

Auditors
PricewaterhouseCoopers LLP
1200, 425 - 1 Street S.W.
Calgary, Alberta TAP 3V7

Legal Counsel
Armstrong Perkins Hudson
1600, 407 - 2 Street S.W.
Calgary, Alberta T2P 2Y3

Mohammed Raouf Boukhris
Attorney at the Supreme Court of Appeals
12, rue de Kairouan
1006 Tunis, Tunisia

Transfer Agent

Computershare Investor Services Inc.
600, 530 - 8 Avenue S.W.
Calgary, Alberta T2P 3S8

Reserve Engineers
Adams Pearson Associates Inc.
Suite 600, 521 - 3 Avenue S.W.
Calgary, Alberta T2P 3T3

Subsidiary Companies
Ecumed Petroleum
Rue du Lac Windermere
les Berges du Lac
2045 Tunis, Tunisia

Centurion Petroleum
Box 52
Maadi, Cairo, Egypt

Corporate Head Office
Suite 800, 205 - 5 Avenue S.W.
Calgary, Alberta
Canada T2P 2V7

Phone (403) 263-6002
Fax (403) 263-5998

Web   www.centurionenergy.com